Exhibit 99.1

Shanghai Century Acquisition Corporation
23rd Floor, Shun Ho Tower
24-30 Ice House Street Central
Hong Kong SAR, China

To the Shareholders of Shanghai Century Acquisition Corporation:

You recently received our proxy statement dated March 31, 2008 (“Proxy Statement”) concerning the upcoming annual and extraordinary meeting of the shareholders of Shanghai Century Acquisition Corporation. Please note that we have rescheduled the special meeting of our shareholders to 10:00 a.m., New York Time, to April 28, 2008, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, U.S.A.

The Proxy Statement included a proposal to approve the “Acquisition Proposal” for the proposed acquisition of 100% of the outstanding shares of Asia Leader Investments Limited (“Asia Leader”) and the assumption of Asia Leader’s obligations under a joint venture agreement between Asia Leader, RAD International Investment Fund Ltd. (“RAD”) and Kevin Ma (“Joint Venture Agreement”). Under the Joint Venture Agreement, Asia Leader and RAD established New Goal International Limited (“New Goal International”) to engage in the structured lease finance business in China. Asia Leader and RAD own 67% and 33% of the equity interest of New Goal International, respectively. As set forth in the Proxy Statement, we are assuming Asia Leader's obligation to make a capital contribution to New Goal International and concurrently exercise an option to purchase RAD’s 33% equity interest in New Goal International.

Since we sent you the Proxy Statement, we have had further discussions with RAD and Kevin Ma and as a result of those discussions we intend to (i) reduce our cash capital contribution to New Goal International to US$10 million; (ii) revise the Joint Venture Agreement to provide for the issuance to RAD of 12 million of our shares in consideration of his compensating for the shortfall in the capital contribution to New Goal International by causing its operating subsidiary, New Century International Leasing Co., Ltd., to help secure the financing and the necessary amendments to the contracts set forth in the Joint Venture Agreement; (iii) change certain terms of the employment agreement with Kevin Ma; and (iv) repurchase shares on the open market in block transactions using funds held in the trust account established in connection with our initial public offering from no more than ten pre-determined shareholders in expectation of such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting. We are not making a general offer to repurchase the shares held by its shareholders.

In addition, we currently intend to declare a dividend to our shareholders who are shareholders of record after our redemption of any shares as a result of the exercise by any shareholder who voted against the Acquisition Proposal of his redemption rights pursuant to Article 170(4) of our amended and restated articles of association (but excluding shares owned by our underwriters, our advisors, ourselves and RAD and 3,125,000 shares owned by our founders). The dividend will consist of up to an aggregate of 7,000,000 shares (“Share Dividend”) and an equal amount of warrants to purchase shares (“Warrant Dividend,” together with the Share Dividend, the “Unit Dividend”).

Enclosed is a supplement to the Proxy Statement containing additional information concerning the revised capital contribution, terms of the employment agreement, the issuance of the additional shares and warrants and the repurchase of shares by us. We urge you to read this material carefully. We have also enclosed a new proxy card for your use if you have not yet voted on the matters to be considered at the special meeting or if you wish to change your prior vote after reviewing the supplement. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Advantage Proxy, at 1-800-238-3410, ext. 34.

Sincerely yours,

/s/ Anthony Kai Yiu Lo

Anthony Kai Yiu Lo

SUPPLEMENT TO PROXY STATEMENT FOR ANNUAL AND EXTRAORDINARY MEETING OFTHE SHAREHOLDERS OFSHANGHAI CENTURY ACQUISITION CORPORATION

April 23, 2008

Reason for this Supplement

The following information amends and supplements the proxy statement dated March 31, 2008 (“Proxy Statement”) previously sent to the shareholders of Shanghai Century Acquisition Corporation (“we,” “us” or “Shanghai Century”) and should be read in conjunction with the Proxy Statement, which is incorporated herein by reference. If, after reviewing this supplement, if you have not yet voted or you wish to change your vote with respect to any of the matters to be voted on at the special meeting of shareholders, please read “How to Vote or Change Your Vote” on page 11 for instructions on how to do so. We have enclosed an additional proxy card for your convenience.

The Proxy Statement included a proposal to approve the “Acquisition Proposal” for the proposed acquisition of 100% of the outstanding shares of Asia Leader Investments Limited (“Asia Leader”) and the assumption of Asia Leader’s obligations under a joint venture agreement between Asia Leader, RAD International Investment Fund Ltd. (“RAD”) and Kevin Ma (“Joint Venture Agreement”). Under the Joint Venture Agreement, Asia Leader and RAD established New Goal International Limited (“New Goal International”) to engage in the structured lease finance business in China. Asia Leader and RAD own 67% and 33% of the equity interest of New Goal International, respectively. The Acquisition Proposal set forth in the Proxy Statement reflected that we would make a capital contribution to New Goal International in connection with the assumption of Asia Leader’s obligations under the Joint Venture Agreement the Capital Contributor would equal the value of the equipment purchased by New Goal International up to US$70 million. As of the date of the Proxy Statement we expected that the value of such equipment would not be less than $50 million. We have now determined that the capital contribution will be approximately US$10 million. The purchase price of RAD’s 33% equity interest in New Goal International will remain at US$31.8 million in cash.

Under the original terms of the Joint Venture Agreement, our cash capital contribution to New Goal International was calculated to be equal to the price for certain equipment being purchased by or on behalf of New Goal International under supply contracts being contributed to New Goal International by RAD. As set forth in the Proxy Statement, New Goal International is a party to supply contracts for automobiles and ATMs for a purchase price of approximately US$40.4 million and approximately US$22.5 million, respectively.  Accordingly, based on the above formula, our capital contribution should have equaled US$63 million in cash. Because we will not have sufficient cash to make the cash capital contribution, RAD will cause its operating subsidiary, New Century International Leasing Co., Ltd. (“NCIL”), to arrange to finance the purchase price under the supply contract for the ATM machines and amend the supply contract for the automobiles to defer the payment of the purchase price until June 2008.

Satisfaction of 80% Net Asset Test

Our amended and restated articles of association requires that the acquisition candidate must have a fair market value of at least 80% of our net assets at the time of acquisition. The board of directors has made certain assumptions about the future operating results and potential new business of New Goal International, including the assumption that New Goal International’s net income for 2008 would equal $10,000,000 for the eight-month period May 1 to December 31, 2008 (subject to the carve outs set forth in the employment agreement with Kevin Ma), in determining that the Acquisition met the conditions set forth in its amended and restated articles of association that the acquisition candidate must have a fair market value of at least 80% of our net assets of Shanghai Century at the time of acquisition. The board of directors has determined that the reduction in the contribution to capital to New Goal International, the use of alternative financing for the purchase of assets for the ATM lease program and the delay of implementing the automobile leasing program to June 1, 2008 does not decrease the fair market value of our acquisition below the 80% net asset value. On February 29, 2008, the net assets of Shanghai Century were equal to US$110,758,298 (after deducting the underwriters’ deferred compensation), which is equal to the funds held in the trust account (the “Trust Account”) established in connection with our IPO. Accordingly, our board of directors determined that the Acquisition has a fair market value of at least US$88,606,638 or 80% of our net assets.

Purchase of Shares before the Meeting

Our Proxy Statement reflected that RAD and certain of our officers and directors may purchase our shares from public shareholders, in exchange for such shareholders agreeing to vote in favor of, or to change their vote in favor of, the proposals presented at the shareholders meeting or granting such director or officer a proxy to vote their shares in such director’s or director’s discretion. These shares are being purchased in the open market. RAD has indicated that it currently intends to use the entire amount of the $31.8 million purchase price of its 33% in New Goal International to purchase shares in the open market from shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting us a proxy to vote their shares in our discretion. Our officers and directors currently intend to purchase an aggregate of 25,000 shares in the open market from shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting us a proxy to vote their shares in our discretion.

We and our affiliates (described below) have also committed to repurchase from pre-determined shareholders on the open market in block transactions up to a maximum of approximately $42 million in exchange for such shareholders agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting. The purchase price for such repurchases of up to approximately US$42 million will be made from the funds released from the Trust Account. These repurchases are being made to ensure the approval of the Acquisition Proposal agreeing to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting us a proxy to vote their shares in our discretion. Such repurchases will be in addition to the redemption of up to 19.99% of our outstanding shares (or 2,874,999 shares) for an aggregate amount of approximately $22,800,000. We are not making a general offer to repurchase the shares held by its shareholders.

In addition to our purchases (i) our underwriters have indicated they will use part of the amount of the deferred underwriting discount and fees to be paid on consummation of the business combination certain advisors, (ii) Shanghai Century Capital Ltd. (“SCCL”), a consulting company to be formed and jointly controlled by Messrs. Anthony Kai Yiu Lo and Franklin D. Chu and (iii) our founders to purchase shares from pre-determined shareholders on the open market in block transactions in the total amount of approximately US$3.4 million with the expectation that such shareholders will to vote in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting us a proxy to vote their shares in our discretion.

In the aggregate, RAD, we and our affiliates, our underwriters and SCCL, will not repurchase outstanding shares from more than 10 shareholders. We are not making a general offer to repurchase the shares held by its shareholders.

Dividend

In addition, we currently intend to declare a dividend to our shareholders who are shareholders of record after our redemption of any shares as a result of the exercise by any shareholder who voted against the Acquisition Proposal of his redemption rights pursuant to Article 170(4) of our amended and restated articles of association (but excluding shares owned by our underwriters, our advisors, ourselves and RAD and 3,125,000 shares owned by our founders). The dividend will consist of up to an aggregate of 7,000,000 shares (“Share Dividend”) and an equal amount of warrants to purchase shares (“Warrant Dividend,” together with the Share Dividend, the “Unit Dividend”). It is anticipated that the exercise price of the Warrant Dividend will be the same as the exercise price of our current outstanding warrants as adjusted for the issuance of the Unit Dividend. The issuance of the Share Dividend will cause an adjustment to the number of shares and the exercise price of the shares issuable upon the exercise of the warrants issued in the initial public offering. The Share Dividend would result in a proportional adjustment to the number of shares issuable upon exercise of the warrants and a proportional decrease in the exercise price. Currently each of our outstanding warrants is exercisable for one share at an exercise price of $6.00. Accordingly, if we were to declare a stock dividend of 1/6 of one share for each outstanding share and our outstanding number of shares is 17,500,000 (not taking into account the shares issued to RAD, shares being redeemed by shareholders voting against the Acquisition Proposal or shares being repurchased by us), the warrant exercise price would be reduced to $5.17 and each such warrant would entitle the holder to purchase 1 1/6 shares. As a result of such adjustment, the exercise price of the Warrant Dividend would be correspondingly established at $5.17.

While not free from doubt, the Unit Dividend could result in taxable income to a U.S. Holder (as such term is defined in the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - General") without any receipt of cash from us. Under one possible characterization, the Unit Dividend could be viewed as compensation income to a U.S. Holder in exchange for his agreement to vote in favor of the Acquisition Proposal. Under another possible characterization, the Unit Dividend could result in a constructive distribution that could be taxable as a dividend to a U.S. Holder to the extent the constructive distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we believe that we will be classified as a passive foreign investment company, or PFIC for 2006 and 2007 (as discussed in the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - Tax Consequences to U.S. Holders - Passive Foreign Investment Company Rules"), the constructive dividend generally will not qualify for the lower applicable long-term capital gains rate that might otherwise apply to non-corporate U.S. Holders with respect to dividend distributions for taxable years beginning before January 1, 2011 (see the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - Tax Consequences to U.S. Holders - Taxation of Distributions Paid on Shares"). In addition, any such constructive distribution will likely constitute an "excess distribution" under the PFIC rules, thereby subjecting the U.S. Holder to the adverse PFIC tax and interest charge regime, unless the U.S. Holder makes (or has made) a valid QEF election (and, where applicable, a purging election) with respect to its shares in us. For a more detailed discussion of the PFIC rules, including the rules governing QEF elections and purging elections, see the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - Tax Consequences to U.S. Holders - Passive Foreign Investment Company Rules").

Any compensation income or constructive distribution paid to a Non-U.S. Holder (as such term is defined in the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - General") generally will not be subject to U.S federal income tax unless it is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that the holder maintains in the U.S).

All holders are strongly advised to consult their own tax advisors regarding the specific tax consequences that might apply to them as a result of the Unit Dividend. For a more detailed discussion of these and other U.S. federal income tax issues, see the section of the Proxy Statement entitled “The Acquisition - Material U.S. Federal Income Tax Considerations.”

Amendments to the Exclusive Cooperation Agreement

The parties have also agreed to revise the terms of the Exclusive Cooperation Agreement, dated March 25, 2008, between New Goal and NCIL (“Cooperation Agreement”). The original terms of the Cooperation Agreement provided that NCIL will, on an exclusive basis, arrange leasing transactions in the alternative energy, banking/financial services, automotive and transport, energy savings infrastructure, healthcare, aviation, forestry and telecommunications (excluding 2G mobile telephone technology) industries (“Designated Industries”) for New Goal, provided, however, that if New Goal determined to not pursue a particular lease program in the aviation or health care industries, then New Goal International will notify NCIL of such determination and NCIL may engage in the leasing program. Under the amended terms of the Exclusive Cooperation Agreement, in the event that New Goal determines that it is not in its best interest or commercially feasible to pursue a leasing program in any of the Designated Industries, New Goal will notify NCIL of such determination and advise NCIL that it may proceed to engage in the leasing program on a non-exclusive basis. In respect of any leasing program that New Goal cannot engage in due to commercial infeasibility, NCIL shall in good faith invite New Goal to participate in such leasing program to the extent commercially feasible.

Issuance of Shares to RAD and Kevin Ma

We have revised the Joint Venture Agreement to provide for the issuance to RAD of 12 million of our shares in consideration of its causing NCIL to arrange the financing and the necessary amendments to the contracts set forth in the Joint Venture Agreement. We also have revised the net after tax income targets in Mr. Ma’s employment agreement to US$10 million for the eight-month period May 1 to December 31, 2008, and US$25 million and US$43 million for 2009 and 2010, respectively (subject to the carve outs set forth in the employment agreement with Kevin Ma). We will also revise our employment agreement with Kevin Ma to reduce the Share Bonus (as defined therein) to 4 million warrants in 2008 with a pro rata increase up to 50% and no minimum decrease and reduce the Share Bonus in each of 2009 and 2010 to 2 million shares with a pro rata increase or decrease up to 25%.

Termination of the Joint Venture Agreement and Liquidation of the Company

The Joint Venture Agreement has been amended to provide that Kevin Ma, at his option, may terminate the Agreement in the event that we would not have a minimum of $20 million in cash on the consummation of the business combination.

How is the Vote to Approve the Acquisition Proposal is Calculated?

The approval of the Acquisition requires the affirmative vote of the holders of a majority of our shares voted for the Acquisition Proposal at the meeting. Notwithstanding the foregoing, if the public shareholders holding at least 2,875,000 shares (which is 20% of the total number of shares sold in our IPO) vote against the Acquisition and demand that we redeem their shares into cash, the Acquisition cannot be consummated. In addition, any shareholder who demands redemption must tender their shares to us by May 19, 2008. Since shareholders who have voted “no” and requested redemption of their shares may sell their share prior to the meeting, their shares would not be counted for purposes of calculating the 20% threshold. Such redemption request would be considered an “invalid redemption request” since it would be impossible for the shareholder to deliver the certificates to us.

Voting Agreement

We have agreed with Kevin Ma to enter into a voting agreement on or prior to May 2, 2008 with our directors and officers and RAD whereby the parties would agree that (i) for so long as Mr. Ma and his affiliates own at least a majority of our outstanding shares that Mr. Ma will have the right to nominate a majority of the candidates for election to our board of directors, (ii) select the chairman of the board of directors and (iii) each party to the agreement would agree to vote all shares then beneficially owned by such person in favor of the nominees selected by RAD.

INTERESTS OF OUR DIRECTORS AND OFFICERS IN THE ACQUISITION

If the Acquisition Proposal is not approved or it is approved but we fail to consummate the Acquisition by April 28, 2008, we will be required to liquidate. In this event, the shares our directors, executive officers and our advisor purchased prior to our initial public offering will be worthless, because they will not participate in the distribution of our liquidation proceeds with respect to these shares. Our officers, directors and advisor hold a total number of 3,125,000 shares and a total number of 457,500 warrants. Based on the March 27, 2008 closing prices of US$7.60 and US$0.30 for our shares and warrants, respectively, the dollar value of such total number of shares is US$23.75 million and the dollar value of such total number of warrants is US$137,250.

In connection with Shanghai Century’s initial public offering, each of our directors and officers agreed to indemnify Shanghai Century against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. We believe that there could be an indemnity obligation as of February 29, 2008 because the amount of accrued expenses as of March 31, 2008 is approximately US$665,000 of which approximately US$92,250 is owed to vendors who have waived against the Trust Account, and there is approximately US$159,000 of cash and cash equivalents held outside the Trust Account. Under the terms of the Stock Purchase Agreement Shanghai Century is directly liable for a $350,000 non-performance fee payable to RAD under the Joint Venture Agreement in the event the Acquisition is not consummated. If the costs related to the Acquisition incurred by Shanghai Century and the $350,000 non-performance fee exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors and officers of Shanghai Century to the Trust Account if the Acquisition is not consummated and accordingly the directors and officers have a personal interest in recommending that the Acquisition be consummated.

Following the completion of the Acquisition, our directors and Co-Chief Executive Officers, Messrs. Anthony Kai Yiu Lo, Franklin D. Chu, and our advisor, Dr. Raymond Kuo Fung Ch’ien, subject to shareholder approval at the meeting, will serve as members of the board of directors of the combined company. We anticipate that compensation will be paid to Anthony Kai Yiu Lo and Franklin D. Chu for future services as Board members should they serve as directors of the company after closing with such compensation to be determined by the compensation committee of the board in line with the compensation policies of the company for members of the board.

None of our directors, executive officers or our advisor will continue to hold any executive position in the combined company following the Acquisition.

SCCL will provide management consulting services to the combined company through December 31, 2010. Pursuant to the terms of the Joint Venture Agreement, New Goal International will enter a consulting agreement with SCCL pursuant to which, we will pay SCCL US$600,000 upon consummation of the Acquisition and additional fees in 2009 and 2010.

SCCL has indicated that it currently intends to use the amount of up to US$400,000 to purchase from shareholders of record on March 27, 2008, all or a portion of the shares that such shareholders hold in exchange for each of the shareholders agreeing to vote such shares in favor of, or to change their vote to vote in favor of, the proposals presented at the shareholders meeting or granting us a proxy to vote their shares in our discretion. The repurchases will be made in individually negotiated transactions between the shareholders and SCCL.

UNAUDITED PRO FORM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2007
(Expressed in US Dollars)

	Shanghai Century Acquisition Corp.	Pro Forma Adjustments (with no share redemption)			Combined	Additional Pro Forma Adjustments (with redemption of 2,873,563 ordinary shares redemption)			Combined (includes share redemption)	Additional Pro Forma Adjustments (with 5,338,417 ordinary shares repurchased by SHA)			Combined (includes share redemption and repurchased shares)

ASSETS

Current assets :
Cash and cash equivalents	68,395	113,068,006	(a	)	76,686,401	(22,604,436)	(g	)	54,771,620	(42,333,647)	(i	)	12,437,973
		(3,300,000)	(b	)		689,655	(g	)
		(450,000)	(b	)
		(300,000)	(c	)
		(31,800,000)	(d	)

		(600,000)	(h	)
Restricted cash	113,068,006	(113,068,006)	(a	)
Amount due from a related company	5,750				5,750				5,750				5,750
Receivable from underwriters	100				100				100				100
Prepayments, deposits and other receivables	681,673	600,000	(h	)	1,281,673				1,281,673				1,281,673
Total current assets	113,823,924				77,973,924				56,059,143				13,725,496

Non-current assets :
Property, plant and equipment, net	75,764				75,764				75,764				75,764
Identifiable intangible assets		300,000	(c	)	120,156,000				120,156,000				120,156,000
		31,800,000	(d	)
		48,000,000	(e	)
Total non-current assets	75,764				120,231,764				120,231,764				120,231,764

Total assets	113,899,688				198,205,688				176,290,907				133,957,260

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities :
Bank borrowing
Accounts payable and accrued expenses	669,328				669,328				669,328		669,328
Security deposits received
Amounts due to founders	6,676				6,676				6,676		6,676
Warrants liability	30,187,500				30,187,500				30,187,500		30,187,500
Total current liabilities	30,863,504				30,863,504				30,863,504		30,863,504

Total liabilities	30,863,504				30,863,504				30,863,504		30,863,504

Shares subject to redemption	22,604,436	(22,604,436)	(f	)
Shareholders' equity
Ordinary shares	8,750				14,750	(1,437)	(g	)	13,313		10,644
		6,000	(e	)
										(2,669)	(i	)
Additional paid-in capital	73,302,509	(3,300,000)	(b	)	180,206,945	(22,604,436)	(g	)	158,293,601		115,962,623
		(450,000)	(b	)		1,437	(g	)
		22,604,436	(f	)		689,655	(g	)
		47,994,000	(e	)
										(42,330,978)	(i	)
Unit purchase option	2,572,400				2,572,400				2,572,400		2,572,400
(Deficit) accumulated during development stage	(15,451,911)				(15,451,911)				(15,451,911)		(15,451,911)
Total shareholders' equity	60,431,748				167,342,184				145,427,403		103,093,756

Total liabilities and shareholders' equity	113,899,688				198,205,688				176,290,907		133,957,260

(See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets.)

SHANGHAI CENTURY ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEETS

The unaudited pro forma condensed consolidated balance sheet reflects the Acquisition as further discussed in the “Summary” section of this document, and the acquisition of the initial portfolio of leased assets pursuant to the supply contracts as mentioned in the “Joint Venture Agreement” section of this document. The historical balance sheet of Shanghai Century at September 30, 2007 used in the preparation of the unaudited pro forma financial information has been derived from the unaudited balance sheet of Shanghai Century at September 30, 2007. As explained on page 59 of the Proxy Statement, the Acquisition will not constitute a business combination in accordance with SFAS 141 “Business Combinations,” but an acquisition of assets and liabilities for accounting purposes. Therefore, the purchase price will be allocated to assets and liabilities acquired based on their relative fair values.

An unaudited pro forma consolidated statement of operations has not been prepared since Asia Leader and its subsidiary have not commenced operations. The board of directors of Shanghai Century does not believe a pro forma consolidated statement of operations would give useful information to the shareholders.

Separate pro forma balance sheets have been presented for the following circumstances:

(1) that all shareholders of Shanghai Century approve the Acquisition which results in no redemption of shares upon the consummation of the Acquisition;

(2) that holders of 2,873,563 shares of Shanghai Century shares vote against the Acquisition and elect to have their shares redeemed upon the consummation of the Acquisition at the redemption value of US$7.60 plus accrued interest.

(3) that holders of 2,873,563 shares of Shanghai Century vote against the Acquisition and elect to have their shares redeerned upon the consummation of the Acquisition at the redemption value of US$7.60 plus accrued interest and Shanghai Century repurchases 5,338,417 shares.

Descriptions of the adjustments included in the unaudited condensed consolidated combined pro forma balance sheets are as follows:

(a) To reclassify Restricted Cash kept in Trust Account to Cash and Cash Equivalents following the completion of the Acquisition.

(b) To reflect the payments of US$3,300,000 of deferred underwriters’ compensation from Shanghai Century's Initial Public Offering, and US$450,000 professional fees to Shanghai Century's legal counsel and other advisors, that are payable following the consummation of the Acquisition.

(c) To reflect the payment of US$300,000 by Shanghai Century to acquire all the issued shares in Asia Leader Investments Limited which holds 67% of the issued shares in New Goal International.

(d) To reflect the payment of US$31.8 million by Asia Leader to RAD in acquiring its 33% equity interest in New Goal International. As explained in page 59 of this proxy statement under the section “Anticipated Accounting Treatment”, following the consummation of the Acquisition, Shanghai Century intends to evaluate the identifiable intangible assets of New Goal International that satisfy either the contractual-legal or separability criteria in accordance with SFAS 142. This may result in the amount indicated above being reclassified into individual identifiable intangible assets. The identifiable intangible assets will likely comprise the contractual rights under the Joint Venture Agreement, the Exclusive Cooperation Agreement and other ancillary agreements whereby the economic benefits of leasing activities undertaken by NCIL in designated industries in China will accrue to New Goal International. Accordingly, the adjustments and the resulting reclassification may be different from the amounts presented in the unaudited condensed pro forma consolidated balance sheets.

(e) To reflect the payment of 12,000,000 shares of Shanghai Century to RAD, applying an estimated share price following the completion of the Acquisition provided by one of our underwriters. Please also refer to note (d) above.

(f) Assuming 100% approval from the shareholders of Shanghai Century, to reclassify US$22,604,436 from shares subject to redemption to additional paid-in capital.

(g) Assuming minimum approval from the shareholders of Shanghai Century was obtained, to reflect the payment of the aforesaid amount of US$22,604,436 to dissenting shareholders of Shanghai Century in redemption of their shares and the corresponding reduction in the deferred underwriting compensation of $689,655 ($0.24 per share) described in (b) above.

(h) To reflect prepayment of $600,000 to Shanghai Century Capital Ltd.by Asia Leader for future consulting services.

(i) To reflect Shanghai Century’s repurchase of 5,338,417 ordinary shares from the public for cash consideration of US$42,333,647.

ADDITIONAL RISK FACTORS

You should carefully consider the following additional risk factors, together with all of the other information included in this supplement, along with the risk factors and other information contained in the Proxy Statement, before you decide whether to vote or instruct your vote to be cast on the proposals described in the Proxy Statement. We make various statements in this section, which constitute “forward-looking statements.” See “Forward-Looking Statements” in the Proxy Statement.

Risks Associated With The Acquisition

Our management made certain assumptions in determining the value of New Goal International that may differ significantly from actual results, which may result in shareholder claims against Shanghai Century or its directors.

Our management made certain assumptions about the future operating results for the business of New Goal International, including the assumption that New Goal International’s net income for 2008 would equal US$10,000,000 for the eight-month period May 1 to December 31, 2008 (subject to the carve outs set forth in the employment agreement with Kevin Ma), and certain assumptions about the value of the contracts that New Goal International is entering into, in determining that the Acquisition met the conditions set forth in its amended and restated articles of association that the acquisition candidate must have a fair market value of at least 80% of the net assets of Shanghai Century at the time of acquisition. To the extent the actual results differ from these assumptions, there could be adverse consequences to Shanghai Century. These consequences could include potential claims by shareholders seeking to have their shares repurchased at the redemption amount if the shares of Shanghai Century trade below their expected level based on the theory that the Acquisition was not a qualifying transaction under Shanghai Century’s amended and restated articles of association or other claims against Shanghai’s former directors for violating their fiduciary duties to shareholders in recommending a transaction that was not fair to shareholders. In addition, since both Asia Leader and its subsidiary New Goal International are both development stage companies, we anticipate that we will treat the Acquisition as an acquisition of assets and liabilities rather than a business combination for accounting purposes. Although we would disagree that any such breach of the amended and restated articles of association or directors’ duties occurred, any such claims may not be resolved in our favor. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from the operating the business of New Goal International.

Since we did not hold our shareholder meeting on the originally noticed date to shareholders, a shareholder could try to make an application to the court to force our liquidation.

Our Proxy Statement reflected a shareholder meeting date of April 17, 2008. Our board of directors “postponed” such meeting date to April 24, 2008 and then again to April 28, 2008. Cayman law does not provide for the postponement of shareholder meetings and accordingly a shareholder could make an application to the court that because we postponed the meeting instead of giving proper notice for a new meeting or adjourning the original meeting, we did not comply with our restated and amended articles of association and we should be required to liquidate as provided in our articles of association.

If we are unable to consummate the Acquisition Proposal by April 28, 2008 we will be forced to liquidate.

If we do not effect a business combination by April 28, 2008, we will dissolve and promptly distribute only to our public stockholders the amount in our trust account, plus any remaining net assets. If we are unable to consummate the Acquisition, we will not be able to effect another business combination by April 28, 2008.

Risks Associated With Issuance of Additional Shares

The Unit Dividend could result in U.S. federal taxable income to a holder without any receipt of cash from us.

While not free from doubt, the Unit Dividend could result in taxable income to a U.S. Holder (as such term is defined in the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - General") without any receipt of cash from us. Under one possible characterization, the Unit Dividend could be viewed as compensation income to a U.S. Holder in exchange for his agreement to vote in favor of the Acquisition Proposal. Under another possible characterization, the Unit Dividend could result in a constructive distribution that could be taxable as a dividend to a U.S. Holder to the extent the constructive distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we believe that we will be classified as a passive foreign investment company, or PFIC, for 2006 and 2007 (as discussed in the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - Tax Consequences to U.S. Holders - Passive Foreign Investment Company Rules"), the constructive dividend generally will not qualify for the lower applicable long-term capital gains rate that might otherwise apply to non-corporate U.S. Holders with respect to dividend distributions for taxable years beginning before January 1, 2011 (see the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - Tax Consequences to U.S. Holders - Taxation of Distributions Paid on Shares").  In addition, any such constructive distribution will likely constitute an "excess distribution" under the PFIC rules, thereby subjecting the U.S. Holder to the adverse PFIC tax and interest charge regime, unless the U.S. Holder makes (or has made) a valid QEF election (and, where applicable, a purging election) with respect to its shares in us.  For a more detailed discussion of the PFIC rules, including the rules governing QEF elections and purging elections, see the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - Tax Consequences to U.S. Holders - Passive Foreign Investment Company Rules").

Any compensation income or constructive distribution paid to a Non-U.S. Holder (as such term is defined in the section of the Proxy Statement entitled "The Acquisition - Material U.S. Federal Income Tax Considerations - General") generally will not be subject to U.S federal income tax unless it is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that the holder maintains in the U.S).

All holders are strongly advised to consult their own tax advisors regarding the specific tax consequences that might apply to them as a result of the Unit Dividend.   For a more detailed discussion of these and other U.S. federal income tax issues, see the section of the Proxy Statement entitled “The Acquisition - Material U.S. Federal Income Tax Considerations.”

HOW TO VOTE OR CHANGE YOUR VOTE

After carefully reading and considering the information contained in the Proxy Statement and this supplement, if you have not yet voted on the matters to be considered at the special meeting or wish to change your vote, you may use the following procedures:

Voting Your Shares

If you have not previously voted your shares at the meeting:

• You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board, “FOR” the approval of the Acquisition Proposal, “FOR” the employment agreement with Kevin Ma, “FOR” the 2008 Equity Incentive Plan, “FOR” the election of the proposed nominees to our board of directors, “FOR” the Adjournment Proposal and “FOR” the issuance of additional shares.

• You can attend the meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you have previously given a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

• You may send another proxy card with a later date,

• You may notify Franklin D. Chu, our co-Chief Executive Officer, in writing before the meeting that you have revoked your proxy, with such written notification addressed to us at Shanghai Century Acquisition Corporation, 23rd Floor, Shun Ho Tower, 24-30 Ice House Street Central, Hong Kong SAR, China , or

• You may attend the special meeting, revoke your proxy and vote in person.

If you need assistance voting or changing your vote you may also contact Advantage Proxy, our proxy solicitor, at 1-800-238-3410, ext. 34.

Notice of May Meeting

We have set the record date for our next meeting to May 9, 2008 for a meeting of shareholders to be held on May 26, 2008. The May meeting is being held to ratify the actions taken at the annual and extraordinary meeting being held on April 28, 2008 and approve the issuance of the 12 million shares to RAD. We are ratifying such actions because the April 28 meeting was not held on its originally noticed date of April 17, 2008 and the subsequent rescheduling of the meeting to a later date may not have been compliant with Cayman Islands’ law and approve the issuance of the 12 million shares to RAD.

Where You Can Find More Information

We file reports and other information with the Securities and Exchange Commission as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports, proxy statements and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

Annex A

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

BY AND BETWEEN

RICHARD LI

AND

SHANGHAI CENTURY ACQUISITION CORPORATION

Dated: April __, 2008

AMENDMENT NO. 1 dated as of April __, 2008 (the “Amendment”) to STOCK PURCHASE AGREEMENT, dated as of February 20, 2008 (the “Original Agreement”), by and between Richard Li (the “Seller”) and .Shanghai Century Acquisition Corporation, a company formed under the laws of the Cayman Islands (the “Buyer”). The Original Agreement as amended by this Amendment shall be referred to herein as the (“Agreement”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Original Agreement.

W I T N E S S E T H:

WHEREAS, the Seller and the Buyer have previously entered into the Original Agreement; and

WHEREAS, the Company, RAD and Mr. Kevin Ma have previously entered the Joint Venture Agreement dated as of February 20, 2008 (the “Original Joint Venture Agreement”) providing for the establishment of the Joint Venture; and

WHEREAS, as of the date hereof, the Company, RAD and Kevin Ma have entered into Amendment No 1 to the Original Joint Venture Agreement substantially in the form attached hereto as Exhibit A (the “Joint Venture Amendment”); and

WHEREAS, the Seller and the Buyer wish to amend the Original Agreement on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Buyer and the Seller hereby agree as follows:

SECTION 1.01 Amendments to the Original Agreement

A. Section 2.2(ii) of the Original Agreement is hereby amended in its entirety as follows: “(ii) the assumption by the Buyer of all of the Company’s obligations and responsibilities under the Original Joint Venture Agreement as amended by the Joint Venture Amendment (the Original Joint Venture Agreement as amended by the Joint Venture Amendment shall be referred to as to “Joint Venture Agreement”) including without limitation, the Company’s obligation to make a capital contribution to the Joint Venture in the amount and manner set forth in the Joint Venture Agreement and subject to the terms and conditions of the Joint Venture Agreement (the “Purchase Price”)”.

B. Section 6.01 of the Original Agreement is hereby amended by adding new subsections (f),(g) and (h) thereto to read as follows:

“(f) Joint Venture Amendment The Seller has received the duly executed original of the Joint Venture Amendment.

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(g) Employment Amendment The Seller has received the duly executed Amendment dated as of April 23, 2008 to the Employment Agreement dated as of February 20, 2008 between Kevin Ma and the Buyer substantially in the form of Exhibit B hereto (the “Employment Amendment”)

(h) Capital Contribution (i) The Seller shall have received written evidence from the Buyer of its ability to contribute at least US$10,000,000 in cash to the Joint Venture on the Closing Date and (ii) The Buyer shall not have received on or prior to 12pm EST on Friday April 25, 2008, written notice from Kevin Ma that he and RAD are unwilling to proceed with the closing of the transactions contemplated by the Joint Venture Agreement due to the Buyer’s inability to have US$20,000,000 cash in order to make a further contribution to the Joint Venture on the Closing Date.

C. Section 6.02(i) of the Original Agreement is hereby amended to add the words “, the duly executed Employment Amendment” immediately following the words “Exhibit A” in the third line thereof.

D. Section 6.02 of the Original Agreement is hereby amended by adding new subsections (m) and (n) thereto to read as follows:

“(m) Joint Venture Amendment The Buyer has received the duly executed original of the Joint Venture Amendment.

(n) Capital Contribution (i) The Buyer shall have demonstrated to Kevin Ma its ability to contribute at least US$10,000,000 in cash to the Joint Venture on the Closing Date and (ii) The Buyer shall not have received on or prior to 2pm EST on Friday April 25, 2008, written notice from Kevin Ma that he is unwilling to proceed with the closing of the transactions contemplated by the Joint Venture Agreement due to the Buyer’s inability to have US$20,000,000 in order to make a further contribution to the Joint Venture on the Closing Date.

Section 2.01 Miscellaneous

A Effectiveness This Amendment shall become effective as of the date first above written.

B. Continued Effectiveness of the Original Agreement Except as expressly amended herein, all terms and provisions of the Original Agreement are and shall continue to be in full force and effect and the parties hereto shall be entitled to the full benefits thereof.

C. Governing Law This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any principles of conflicts of laws that would result in the application of the law of any other jurisdiction.

D. Counterparts This Amendment may be executed by the parties hereto in any number of separate counterparts.

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IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RICHARD LI

SHANGHAI CENTURY ACQUISITION CORPORATION

By:
Name: Franklin D. Chu
Title: Co-Chief Executive Officer

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Annex B

AMENDMENT NO. 1 TO JOINT VENTURE AGREEMENT

BY AND AMONG

ASIA LEADER INVESTMENTS LIMITED

RAD INTERNATIONAL INVESTMENT FUND LTD.

SHANGHAI CENTURY ACQUISITION CORPORATION

AND

KEVIN MA

Dated: April __, 2008

AMENDMENT NO 1. TO JOINT VENTURE AGREEMENT

This Amendment No. 1 dated as of April __, 2008 (the “Amendment”) to the Joint Venture Agreement of New Goal International Limited (the “Company”) dated as of February 20, 2008 (the “Original Joint Venture Agreement”) by and among the Persons set forth on Schedule A hereto (collectively, the “Joint Venturers”) and, with respect to only the representations, warranties, covenants and agreements set forth in Article IX hereof, Mr. Kevin Ma (“Kevin Ma”). The Original Joint Venture Agreement as amended by this Amendment shall be referred to herein as the “Joint Venture Agreement” or this “Agreement”). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Original Joint Venture Agreement.

A. Whereas the Joint Venturers and Kevin Ma have previously formed the Company”) and adopted the Original Joint Venture Agreement; and

B. Whereas, the Joint Venturers and Kevin Ma wish to amend the Original Joint Venture Agreement on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows.

ARTICLE I

DEFINITIONS

When used in the Joint Venture Agreement, the following terms have the following meanings:

A. “Arranger Fee” means the issuance to RAD of 12,000,000 newly issued Ordinary Shares of Shanghai Century free and clear of all liens and encumbrances.

B. “Capital Contribution” of a Joint Venturer means the amount of money in US dollars, or, in the case of property, the gross Fair Market Value on the date contributed of such property (net of any liability assumed by the Company in respect of such property or to which the property is subject), contributed to the capital of the Company by such Joint Venturer, or services rendered by such Joint Venturer to or for the benefit of the Company.

C. “Shanghai Century” means Shanghai Century Acquisition Corporation, a Cayman Islands Corporation.

ARTICLE II

AMENDMENTS TO THE ORIGINAL JOINT VENTURE AGREEMENT

A. Section 3.1.1 of the Original Joint Venture Agreement is hereby amended by amending the second sentence thereof as follows: “ The Capital Contribution to be made by Asia Leader shall be US$70,000,000 subject to adjustment as set forth in Section 3.1.2.”

B. Section 3.1.1 of the Original Joint Venture Agreement is hereby further amended by adding two new sentences immediately following the second sentence thereof to read in their entirety as follows: “At least US$10,000,000 of the Capital Contribution to be made by Asia Leader shall be in the form of cash paid on the Contribution Date; provided, however, that RAD or Kevin Ma on may, by written notice delivered to Shanghai Century on or prior to 2pm EST on April 25, 2008, inform Shanghai Century that it is unwilling to proceed with the closing of the transactions contemplated by this Agreement due to Shanghai Century’s inability to have at least US$20,000,000 so that it can fund an additional contribution in cash on the Contribution Date. Asia Leader shall be permitted to finance the remaining portion of its Capital Contribution and Shanghai Century shall retain RAD to arrange for and secure or to cause the arrangement and securing of such financing on the terms and subject to the conditions set forth in Section. 3.1.4 of this Agreement.

C. Section 3.1.1(a) of the Original Joint Venture Agreement is hereby amended by adding the words “ as amended from time to time by the mutual written consent of the parties thereto” immediately after the word “hereof” in the third line thereof.

D. Section 3.1.1 of the Original Joint Venture Agreement is hereby further amended by adding a new subsection (j) thereto to read in its entirety as follows: “(j) the Supplementary Agreement dated as of April 23, 2008 by and among the Company, NCIL, FAW Volkswagen Sales Co., Ltd and Beijing Zhongyida Business Group Co., Ltd (the “Auto Supplementary Agreement”) and the Supplementary Agreement dated as of April 23, 2008 by and between the Company and NCIL (the “ATM Supplementary Agreement”).

E. A new Section 3.1.4 shall be added to the Joint Venture Agreement to read in its entirety as follows:

“3.1.4 Arranger Services and Fee RAD agrees to arrange for and secure or to cause the arrangement and securing of financing for such portion of the capital contribution required to be made to Company by Asia Leader pursuant to this Agreement, that is not made in cash by Asia Leader to the Company on the Contribution Date. In consideration for the performance of such arranger services, Shanghai Century agrees to pay to RAD the Arranger Fee. The Arranger Fee shall be paid to RAD on the date immediately following the date on which the Shanghai Century has obtained the approval of its shareholders in accordance with the rules of the American Stock Exchange for the issuance to RAD of the Ordinary Shares that constitute the Arranger Fee. Shanghai Century agrees that it will call a meeting of its shareholders at which it will seek such shareholder approval no later than May 31, 2008.”

F. A new Section 3.1.5 shall be added to the Joint Venture Agreement to read in its entirety as follows:

“3.1.5 Certain Voting Arrangements Shanghai Century agrees that on or prior to May 2, 2008, that it shall execute and deliver and shall cause each of its founding shareholders to executes and deliver a Voting Agreement with RAD whereby each party would agree that (i) until May 31, 2008 and at all times thereafter for so long as RAD and its Affiliates own at least a majority of Shanghai Century’s outstanding Ordinary Shares, that RAD shall have the right to(x) nominate a majority of the candidates for election to Shanghai Century’s Board of Directors and (y) designate the candidate to serve as the Chairman of the Board of Directors of Shanghai Century and (ii) he will vote all Ordinary Shares then beneficially owned by such party in favor of the nominees selected by RAD.

G. Section 3.4.1(d) of the Original Joint Venture Agreement is hereby amended by adding the words “, the Auto Supplementary Agreement, ATM Supplementary Agreement” immediately after the words “Automobile Supply Contract” in the sixth line thereof.

H. Section 3.4.1(e) of the Original Joint Venture Agreement is hereby amended by adding the words “, the Supplementary Agreement, the ATM Supplementary Agreement” immediately after the words “First Refusal Agreement” in the eighth line thereof.

ARTICLE III

MISCELLANEOUS

A Effectiveness This Amendment shall become effective as of the date first above written.

B. Continued Effectiveness of the Original Joint Venture Agreement Except as expressly amended herein, all terms and provisions of the Original Joint Venture Agreement are and shall continue to be in full force and effect and the parties hereto shall be entitled to the full benefits thereof.

C. Governing Law This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any principles of conflicts of laws that would result in the application of the law of any other jurisdiction.

D. Counterparts This Amendment may be executed by the parties hereto in any number of separate counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as of the date first written above.

ASIA LEADER INVESTMENTS LIMITED
By:
Name:	Richard Li
Title:	Director

RAD INTERNATIONAL INVESTMENT FUND LTD.
By:
Name:	Kevin Ma
Title:	Director

Kevin Ma

For purposes of Sections 3.1.4 and 3.1.5 only:
SHANGHAI CENTURY
ACQUISITION CORPORATION

By:
Name: Franklin D. Chu
Title: co-Chief Executive Officer

5

Annex C

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

BY AND

KEVIN MA

AND

SHANGHAI CENTURY ACQUISITION CORPORATION

Dated: April __, 2008

THIS AMENDMENT NO.1 TO EMPLOYMENT AGREEMENT (“Amendment”)
is made and entered into this
____ day of April 2008
by and
Kevin Ma
(the “Employee”)
and
Shanghai Century Acquisition Corporation

BACKGROUND

WHEREAS the Employee and the Company have entered into an Employment Agreement dated as of February 20, 2008 ( the “Original Employment Agreement”); and

WHEREAS, the Employee and the Company desire to amend the Original Employment Agreement on the terms and subject to the conditions set forth in this Amendment (the Original Employment Agreement as amended by this Amendment shall be referred to as the “Agreement”);

NOW, THEREFORE, intending to be legally bound, and in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee agree as follows (Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Original Employment Agreement):

DEFINITIONS

“Cause” means (i) the Employee commits a crime involving dishonesty, breach of trust, or physical harm to any person; (ii) The Employee materially breaches any applicable law or regulation that has a potentially material adverse effect on either the performance or Business of the Company or any of its Subsidiaries or on the Employee’s ability to carry out his duties as an officer or director of the Company or any of its Subsidiaries; (iii) the Employee willfully engages in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iv) the Employee commits a material breach of this Agreement or the Ancillary Agreements, which breach is not cured within twenty (20) days after written notice to the Employee from the Company; (iv) the Employee willfully refuses to implement or follow a reasonable and lawful policy or directive of the Company, which breach is not cured within twenty (20) days after written notice to the Employee from the Company; (v) the Employee engages in malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally; or (vi) the conduct of the Employee brings disrepute to the Company or its Business or results in the portrayal of the Company in a negative light.

ARTICLE 1. AMENDMENTS TO ORIGINAL EMPLOYMENT AGREEMENT

1.1
Section 2.2(a) of the Original Employment Agreement is hereby amended by (i) deleting the words “4,000,000 newly issued Ordinary Shares of the Company free and clear of all liens and encumbrances and” in the first and second lines thereof and (ii) deleting the word “US$20” in the tenth line thereof and substituting therefor the word “US$10”.

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1.2
Section 2.2(a)(ii) of the Original Employment Agreement is hereby amended by deleting the word “US$20” in the second line thereof and substituting therefor the word “US$10”. Section 2.2(a) (ii) of the Original Employment Agreement is hereby further amended by amending the second sentence thereof in its entirety to read as follows: “By way of example, (x) if the 2008 pro forma combined net after-tax income is US$12,500,000, an additional 1,000,000 warrants will be transferred to the Management Trust; (y) if the 2008 pro forma combined net after-tax income is US$7,500,000, 1,000,000 warrants will be deducted with the result that only 3,000,000 warrants will be transferred to the Management Trust; and (z) if the 2008 pro forma combined net after-tax income is US$17,500,000, only an additional 2,000,000 warrants will be transferred to the Management Trust.”

1.3
Section 2.2(b) of the Original Employment Agreement is hereby amended by (i) deleting the word “4,000,000” in the first line thereof and substituting therefor the word “2,000,000” and (ii) deleting the word “$34,000,000 in the fifth and eighth lines thereof and substituting therefor the word “$25,000,000”.

1.4
Section 2.2(c) of the Original Employment Agreement is hereby amended by (i) deleting the word “4,000,000” in the first line thereof and substituting therefor the word “2,000,000” and (ii) deleting the word “$57,800,000 in the fifth and eighth lines thereof and substituting therefor the word “$43,000,000”.

1.5	A new Section 2.2(e) shall be added to the Agreement to read in its entirety as follows:

“(e) For purposes of this Section 2.2, there shall be excluded from the calculation of net after-tax income any amounts that may have been recorded on the Company’s audited financial statements as either (i) any compensation costs associated with a Share Bonus or (ii) any liabilities associated with the warrants due to the application of EITF No. 00-19.”

ARTICLE 2.  EFFECTIVENESS AND CONTINUED EFFECTIVENESS

2.1 Effectiveness This Amendment shall become effective as of the date first above written.

2.2. Continued Effectiveness of the Original Employment Agreement Except as expressly amended herein, all terms and provisions of the Original Employment Agreement are and shall continue to be in full force and effect and the parties hereto shall be entitled to the full benefits thereof.

ARTICLE 3.  MISCELLANEOUS

3.1. Governing Law This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any principles of conflicts of laws that would result in the application of the law of any other jurisdiction.

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3.2. Counterparts This Amendment may be executed by the parties hereto in any number of separate counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EMPLOYEE

By:
Kevin Ma

SHANGHAI CENTURY ACQUISITION CORPORATION

By:
Name:	Franklin D. Chu
Title:	Co-Chief Executive Officer

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Annex D

AMENDMENT NO 1 TO

EXCLUSIVE COOPERATION AGREEMENT

BY AND BETWEEN

NEW GOAL INTERNATIONAL LIMITED

AND

NEW CENTURY INTERNATIONAL LEASING CO., LTD.

April __, 2008

This Amendment No.1 dated as of April __,2008 (the “Amendment”) to the Exclusive Business Cooperation Agreement dated as of March 25, 2008 (this “Original Agreement”) by and between the following parties in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China” or the “PRC”).

Party A:  New Goal International Limited, a limited liability company registered and organized under the laws of Hong Kong with its registered address at Room 3203A, 32/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Party B:  New Century International Leasing Co., Ltd., a wholly foreign-owned enterprise duly established and registered under the laws of the PRC with its registered address at Suite 2121-2125, China World Trade Centre, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing, China.

Each of Party A and Party B shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.

WHEREAS:

1. Party A and Party B have previously entered into the Original Agreement.

2. Party A and Party B wish to amend the Original Agreement on the terms and subject to the conditions set forth herein.

Now, therefore, through friendly mutual discussions, the Parties have reached the following agreements:

1. Amendment to Original Agreement

A     Section 1.7 of the Original Agreement is hereby amended by deleting in its entirety the words “; provided, however, if during the Term of this Agreement the Board of Party A determines that it is not in the best commercial interests of Party A to engage in a certain leasing program in either the aviation industry or the healthcare industry, Party A shall notify Party B in writing the details of such leasing program and advise Party B that it may proceed to engage in such leasing program on a nonexclusive basis” set forth in the seventh through thirteenth lines thereof and substituting therefor the words “ provided, however, if during the Term of this Agreement the Board of Party A determines that either it is not in the best commercial interests of Party A or not commercially feasible for Party A to engage in a certain leasing program in one of Party A's Designated Industries either directly by itself or through a joint venture or other structure, Party A shall notify Party B in writing the details of such leasing program within 10 days of such Board determination and advise Party B that it may proceed to engage in such leasing program on a nonexclusive basis, except that in respect of any leasing program that Party A cannot engage in due to commercial infeasibility Party B shall in good faith invite Party A to participate in such leasing program to the extent commercially feasible.  Upon receipt of such notice Party B may proceed to engage in such leasing program on a nonexclusive basis."

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2. Miscellaneous

A Effectiveness This Amendment shall become effective as of the date first above written.

B. Continued Effectiveness of the Original Agreement Except as expressly amended herein, all terms and provisions of the Original Agreement are and shall continue to be in full force and effect and the parties hereto shall be entitled to the full benefits thereof.

C. Governing Law This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any principles of conflicts of laws that would result in the application of the law of any other jurisdiction.

D. Counterparts This Amendment may be executed by the parties hereto in any number of separate counterparts.

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Amendment as of the date first above written.

Party A: New Goal International Limited	Party B: New Century International Leasing Co., Ltd

Signature:	Signature:
Name:	Name: Kevin Ma
Title:	Title: Legal Representative

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PROXY

SHANGHAI CENTURY ACQUISITION CORPORATION
23rd Floor, Shun Ho Tower
24-30 Ice House Street
Central, Hong Kong SAR China

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF SHANGHAI CENTURY ACQUISITION

The undersigned appoints Anthony Kai Yiu Lo and Franklin D. Chu, and each of them, with full power to act without the others, as proxies, each with the power to appoint a substitute, for the undersigned in connection with the Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) of Shanghai Century Acquisition Corporation (“Shanghai Century”) to be held on April 28, 2008, or any postponement or adjournment thereof. The undersigned hereby authorizes each of such proxies to represent the undersigned at the Annual and Extraordinary Meeting and to vote, as designated on the reverse side, all ordinary shares of Shanghai Century which are held of record by the undersigned on the record date for the Annual and Extraordinary Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS NUMBERED 1, 2, 3, 4 and 5ON THE REVERSE SIDE. THE SHANGHAI CENTURY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED BELOW. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS NUMBERED 1, 2, 3, 4 and 5 BELOW. THE BOARD OF DIRECTORS OF SHANGHAI CENTURY ACQUISITION CORPORATION (“SHANGHAI CENTURY”) UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF SUCH PROPOSALS.

1. To approve the acquisition (the “Acquisition”) of Asia Leader Investments Limited	FOR ☐	AGAINST ☐	ABSTAIN ☐
If you voted “AGAINST” Proposal Number 1 and you hold ordinary shares of Shanghai Century issued in Shanghai Century’s initial public offering, you may exercise your redemption rights and demand that Shanghai Century convert your ordinary shares into a pro rata portion of the trust account by marking the “I Hereby Exercise My Redemption Rights” box to the right. If you exercise your redemption rights, you will be agreeing to exchange your ordinary shares of Shanghai Century for cash and will no longer own your ordinary shares. You will only be entitled to receive cash for your ordinary shares pursuant to this redemption if the Acquisition is completed and you continue to hold your ordinary shares through the closing date of the Acquisition and thereafter tender your stock certificates to Shanghai Century by May 19, 2008. If you intend to redeem your shares, you should contact your broker or custodian and request a share certificate as soon as possible. Failure to (a) vote against Proposal Number 1, (b) check the “I Hereby Exercise My Redemption Rights” box to the right and (c) submit this proxy to Shanghai Century prior to the Annual and Extraordinary Meeting will result in the loss of your redemption rights.
	☐	I HEREBY EXERCISE MY REDEMPTION RIGHTS

2.     To approve the Employment Agreement with Kevin Ma and the issuance of up to 5 million shares of Shanghai Century and warrants to purchase an additional 6 million shares of Shanghai Century under its terms.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
3. To approve Shanghai Century’s 2008 Equity Incentive Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.  To elect the following five persons to Shanghai Century’s board of directors to hold office from the date of the closing of the Acquisition until Shanghai Century’s 2009 annual general meeting of shareholders or until their successors are duly elected and qualified.

NOMINEES	CLASS	TERM
Mr. Kevin Ma	III	3 years	FOR ☐	AGAINST ☐	ABSTAIN ☐
Mr. Anthony Kai Yiu Lo	III	3 years	FOR ☐	AGAINST ☐	ABSTAIN ☐
Raymond Kuo Fung Ch’ien	II	2 years	FOR ☐	AGAINST ☐	ABSTAIN ☐
Mr. Vincent Chan	II	2 years	FOR ☐	AGAINST ☐	ABSTAIN ☐
Mr. Franklin D. Chu	I	1 year	FOR ☐	AGAINST ☐	ABSTAIN ☐

5. Any adjournment or postponement of the meeting for the purpose of soliciting additional proxies.			FOR ☐	AGAINST ☐	ABSTAIN ☐

Signature	Signature	Date

Please sign exactly as your name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If the shareholder is a corporation, please sign in the full name of such corporation by an authorized officer. If the shareholder is a partnership or limited liability company, please sign in the full name of such entity by an authorized person.